    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1994

                                                     REGISTRATION NO.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933
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                            MELLON BANK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      PENNSYLVANIA                  25-1233834
     (State or other             (I.R.S. Employer
      jurisdiction of          Identification No.)
    incorporation or
      organization)

                             ONE MELLON BANK CENTER
                                500 GRANT STREET
                         PITTSBURGH, PENNSYLVANIA 15258
                                  412-234-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------
                             JAMES M. GOCKLEY, ESQ.
                    ASSISTANT GENERAL COUNSEL AND SECRETARY
                            MELLON BANK CORPORATION
                             ONE MELLON BANK CENTER
                                500 GRANT STREET
                         PITTSBURGH, PENNSYLVANIA 15258
                                  412-234-5222
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                    COPY TO:
                              ARLIE R. NOGAY, ESQ.
                            REED SMITH SHAW & MCCLAY
                                435 SIXTH AVENUE
                           PITTSBURGH, PA 15219-1886
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     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
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     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
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                                         CALCULATION OF REGISTRATION FEE
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                                                                PROPOSED            PROPOSED
                                                                MAXIMUM             MAXIMUM          AMOUNT OF
        TITLE OF EACH CLASS OF            AMOUNT TO BE       OFFERING PRICE        AGGREGATE       REGISTRATION
     SECURITIES TO BE REGISTERED           REGISTERED         PER UNIT(1)      OFFERING PRICE(1)        FEE
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Common Stock
  ($0.50 par value)(2)................        45,000             $57.25            $2,576,250         $888.00
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(1) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee applicable to the Common Stock is calculated upon the basis of the average high and low sales prices of the Common Stock as reported on the New York Stock Exchange Composite Tape on August 8, 1994.

(2) Includes preferred stock purchase rights. Prior to the occurrence of certain events, these rights will not be exercisable or evidenced separately from the Common Stock.

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     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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                            MELLON BANK CORPORATION
                         45,000 SHARES OF COMMON STOCK
                           (PAR VALUE $.50 PER SHARE)

     The Common Stock of Mellon Bank Corporation (the "Corporation"), par value $0.50 per share (the "Common Stock"), offered hereby are held by the Selling Securityholder (as defined herein) who may from time to time offer for sale shares of Common Stock. See "Selling Securityholder." The Corporation will not receive any proceeds from the sale by the Selling Securityholder of the Common Stock.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE"). The last reported sale price of the Common Stock on the NYSE Composite Tape on August 8, 1994 was $57.00 per share. See "Price Range of Common Stock and Dividends."

     If necessary certain other information relating to, the Selling Securityholder, the terms of each sale of Common Stock offered hereby, including the initial public offering price, the names of any underwriters or agents, the compensation, if any, of such underwriters or agents and the other terms in connection with the sale of the Common Stock in respect of which this Prospectus is delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                 The date of this Prospectus is August  , 1994.

     THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                       STATEMENT OF AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The shares of the Corporation's Common Stock, including the associated rights under the Shareholder Protection Rights Plan (the "Rights Plan"), are listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Corporation can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Corporation has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock to which this Prospectus relates. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Corporation and the Common Stock, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by the Corporation are incorporated in this Prospectus by reference and made a part hereof:

     (1) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1993, filed pursuant to Section 13 of the Exchange Act.

     (2) The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994, filed pursuant to Section 13 of the Exchange Act.

     (3) The Corporation's Current Reports on Form 8-K dated January 5, 1994, February 13, 1994 and April 19, 1994, July 15, 1994 and July 19, 1994
         each filed pursuant to Section 13 of the Exchange Act.

     (4) The description of the Common Stock set forth in the Corporation's Registration Statement on Form 8-A, dated June 10, 1981, including all reports updating such description.

     (5) The description of the rights under the Rights Plan set forth in the Corporation's Registration Statement on Form 8-A, dated August 15, 1989, including all reports updating such description.

     Each document or report subsequently filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Corporation will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to:
Secretary, Mellon Bank Corporation, Room 1820, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. Telephone requests may be directed to the Corporation at (412) 234-5222.

                             ----------------------

                            MELLON BANK CORPORATION

     The Corporation is a multibank holding company incorporated under the laws of Pennsylvania and registered under the Federal Bank Holding Company Act of 1956, as amended. At December 31, 1993, the Corporation was the twenty-third largest bank holding company in the United States in terms of assets. Its principal, wholly owned subsidiaries are Mellon Bank, N.A. ("Mellon Bank"), The Boston Company, Mellon Bank (DE) National Association, Mellon Bank (MD) and the companies known as the Mellon Financial Services Corporations.

     The Corporation's banking subsidiaries engage in domestic retail banking, worldwide commercial banking, trust banking, investment management, and other financial services, as well as various securities-related activities. Through the Mellon Financial Services Corporations, the Corporation provides a broad range of banking related services including commercial financial services, equipment leasing, data processing, stock transfer services, cash management, mortgage servicing and numerous investment management services and originates consumer real estate and commercial loans.

     The Corporation's principal executive office is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-5000).

                              RECENT DEVELOPMENTS

ACQUISITION OF THE DREYFUS CORPORATION

     On December 6, 1993, the Corporation announced a definitive agreement under which The Dreyfus Corporation ("Dreyfus") will be merged into a subsidiary of the Corporation in a transaction in which Dreyfus shareholders will receive .88017 shares of the Corporation's Common Stock for each of the 36.6 million Dreyfus shares outstanding. Closing on the transaction is expected in the third quarter of 1994 pending approvals of the shareholder of both parties and fulfillment of other conditions. It is currently anticipated that Dreyfus will become a subsidiary of Mellon Bank upon the closing of the transaction.

     The primary business of Dreyfus and its subsidiaries is the provision of investment advisory and administrative services to registered, open-end investment companies (i.e., mutual funds). As of December 31, 1993, Dreyfus was the sixth largest mutual fund company in the United States. Dreyfus also provides investment advisory services to close-end funds, individuals and institutional investors.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol MEL. The following table sets forth for the periods indicated the high and the low sales prices of the Common Stock, as reported on the NYSE Composite Tape, and the cash dividends declared per share for the periods indicated.

                                                                       SALES PRICE
                                                                        PER SHARE
                                                                      --------------    DIVIDENDS
                                                                      HIGH      LOW     PER SHARE
                                                                      -----    -----    ---------
1992
      First Quarter................................................  $42 1/4  $33 3/4    $ .35
      Second Quarter...............................................   43       35 1/2      .35
      Third Quarter................................................   45       39 3/8      .35
      Fourth Quarter...............................................   55 1/2   42 3/8      .35
1993
      First Quarter................................................   62       51 1/2      .38
      Second Quarter...............................................   67 3/8   51 1/4      .38
      Third Quarter................................................   60 1/4   53 1/4      .38
      Fourth Quarter...............................................   59 1/8   51 3/4      .38
1994
      First Quarter................................................  $59 1/4  $52 1/2    $ .56
      Second Quarter...............................................   60 1/2   54 1/4      .56
      Third Quarter (through August 8, 1994).......................   58 3/8   55 5/8      .56

     See the cover page of this Prospectus or of the Prospectus Supplement, if any, accompanying this Prospectus for the last sales price of the Common Stock reported on the NYSE Composite Tape as of a recent date.

     Dividends on the Common Stock will be determined in light of the Corporation's results of operations, financial condition, regulatory constraints and other factors deemed relevant by the Corporation's Board of Directors. See "Certain Regulatory Considerations." Payments of dividends on the Common Stock are subject to preferential rights of the Corporation's outstanding preferred stock. See "Description of Common Stock--Dividends" and "Description of Outstanding Preferred Stock."

                                USE OF PROCEEDS

     The sale of the Common Stock offered hereby is for the account of the Selling Securityholder. Accordingly, the Corporation will not receive any of the proceeds from the sale by the Selling Securityholder of the Common Stock offered hereby.

                       CERTAIN REGULATORY CONSIDERATIONS

     The Corporation is a legal entity separate and distinct from its banks subsidiaries, although the principal source of the Corporation's cash revenues are payments of interest and dividends from such subsidiaries. There are various legal and regulatory limitations on the extent to which the Corporation's bank subsidiaries can finance or otherwise supply funds to the Corporation and certain of its other affiliates.

     The prior approval of the Comptroller of the Currency (the "Comptroller") is required if the total of all dividends declared by any such national bank subsidiary in any calendar year exceeds its net profits (as defined by the Comptroller) for that year combined with its retained net profits for the preceding two calendar years. Additionally, national bank subsidiaries may not declare dividends in excess of net profits on hand (as defined), after deducting the amount by which the principal amount of all loans on which interest is past due for a period of six months or more exceeds the reserve for credit losses. Under the first and currently more restrictive of the foregoing dividend limitations, the Corporation's national bank subsidiaries can, without prior regulatory approval, declare dividends for the remainder of 1994 subsequent to March 31, 1994 of up to approximately $546 million, less any dividends declared and plus or minus net profits or losses, as defined, between April 1, 1994, and the date of any such dividend declaration. The national bank subsidiaries declared dividends to the Corporation of $45 million in the first quarter of 1994, $158 million in 1993, $130 million in 1992, $129 million in 1991, $44 million in 1990 and $26 million in 1989. Dividends paid to the Corporation by non-bank subsidiaries totaled $5 million in the first quarter of 1994, $116 million in 1993 (including $62 million attributable to The Boston Company), $26 million in 1992, $32 million in 1991, $120 million 1990 and $73 million in 1989. In addition, The Boston Company returned $300 million of capital to the Corporation in 1993.

     The Federal Reserve Board and the Comptroller also have issued guidelines that require bank holding companies and national banks to continuously evaluate the level of cash dividends in relation to the organization's operating income, capital needs, asset quality and overall financial condition. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit national banks from engaging in what, in the Comptroller's opinion, constitutes an unsafe or unsound practice. The payment of a dividend by a bank could, depending upon the financial condition of such bank and other factors, be construed by the Comptroller to be such an unsafe or unsound practice. The Comptroller has stated that a dividend by a national bank should bear a direct correlation to the level of the bank's current and expected earnings stream, the bank's need to maintain an adequate capital base and the marketplace's perception of the bank and should not be governed by the financing needs of the bank's parent corporation. As a result, notwithstanding the level of dividends which could be declared without regulatory approval by the Corporation's national bank subsidiaries as set forth in the preceding paragraph, the level of dividends from such bank subsidiaries to the Corporation in 1994 generally is not expected to exceed the earnings for those subsidiaries. If the ability of such subsidiaries to pay dividends to the Corporation were to become restricted, the Corporation would need to rely on alternative means of raising funds to satisfy its dividend requirements, which might include, but would not be restricted to, non-bank subsidiary dividends, asset sales or other capital market transactions. At current dividend rates, annual dividend requirements for the Corporation's currently outstanding common and preferred stock, together with the Common Stock offered hereby, are expected to be approximately $205 million. Assuming that the Dreyfus transaction closing takes place as expected, the annual dividend requirements for the Corporation's common and preferred stock will increase to approximately $277 million. See "Recent Developments."

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 contains a "cross-guarantee" provision which could result in any insured depository institution owned by the Corporation (i.e., any bank subsidiary) being assessed for losses incurred by the Federal Deposit Insurance Corporation in connection with assistance provided to, or the failure of, any other depository institution owned by the Corporation. Under Federal Reserve Board policy, the Corporation may be expected to act as a source of financial strength to each of its bank subsidiaries and to commit resources to support each such bank in circumstances where such bank might not be in a financial position to do so.

FDICIA

     In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

     Among other things, FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized."

     Rules adopted by the federal banking agencies under FDICIA provide that an institution is deemed to be: "well capitalized" if the institution has a total (Tier I plus Tier II) risk-based capital ratio of 10.0% or greater, a Tier I risk-based ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific level for any capital measure; "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater (or a leverage ratio of 3.0% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of a well-capitalized institution; "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a leverage ratio that is less than 4.0% (or a leverage ratio that is less than 3.0% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines) and the institution does not meet the definition of a significantly undercapitalized or critically undercapitalized institution; "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0%, or a leverage ratio that is less than 3.0% and the institution does not meet the definition of a critically undercapitalized institution; and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

     At March 31, 1994, the Corporation and all of its banking subsidiaries qualified as well capitalized based on the ratios and guidelines noted above. A bank's capital category, however, is determined solely for the purpose of applying the prompt corrective action rules and may not constitute an accurate representation of the bank's overall financial condition or prospects.

     The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

     The statute provides than an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

     FDICIA also contains a variety of other provisions that may affect the operation of the Corporation, including new reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch.

CAPITAL

     The risk-based capital guidelines for bank holding companies and banks adopted by the Federal banking agencies were fully phased in at the end of 1992. The minimum ratio of qualifying total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) under the fully phased in guidelines is 8.0%. At least half of the total capital is to be comprised of common stock, retained earnings, noncumulative perpetual preferred stocks, minority interests and, for bank holding companies, a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier I capital"). The remainder ("Tier II capital") may consist of other preferred stock, certain other instruments, and limited amounts of subordinated debt and the reserve for credit losses.

     In addition, the Federal Reserve Board has established minimum leverage ratio (Tier I capital to total average assets less goodwill and certain other intangibles) guidelines for bank holding companies and banks. These guidelines provide for a minimum leverage ratio of 3.0% for bank holding companies and banks that meet certain specified criteria, including that they have the highest regulatory rating. All other banking organizations will be required to maintain a leverage ratio of 3.0% plus an additional cushion of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion of new activities. The tangible Tier I leverage ratio is the ratio of Tier I capital, less intangibles not deducted from Tier I capital, to total assets, less all intangibles. Neither the Corporation nor any of its banking subsidiaries has been advised of any specific minimum leverage ratio applicable to it.

     Federal banking agencies have proposed regulations that would modify existing rules related to risk-based and leverage capital ratios to incorporate interest rate risk. The Corporation does not believe that the aggregate impact of these modifications would have a significant impact on its capital position.

     Bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. However, the Corporation is unable to predict whether and when higher capital requirements would be imposed and, if so, at what level and on what schedule.

FDIC INSURANCE ASSESSMENTS

     The FDIC has adopted a risk-based assessment system to replace the previous flat-rate system. The risk-based system imposes insurance premiums based upon a matrix that takes into account a bank's capital level and supervisory rating. Under this risk-based system, the assessment rate imposed on banks ranges from 23 cents for each $100 of domestic deposits (for the healthiest institutions) to 31 cents (in the weakest).

                          DESCRIPTION OF COMMON STOCK

     The Common Stock offered hereby are shares of the Corporation's Common Stock. The following description of the Common Stock is summarized from relevant portions of the Restated Articles of

Incorporation, as amended, the Rights Plan and the By-Laws, as amended, of the Corporation. A more complete description of the Common Stock may be obtained by reference to such documents and to the documents incorporated by reference in this Prospectus. The following statements are qualified in their entirety by such reference.

VOTING RIGHTS

     The holders of Common Stock are entitled to one vote for each share held by them on all matters voted upon by shareholders and are not entitled to cumulative voting rights or preemptive rights for the purchase of additional shares of any class of the Corporation's stock. The holders of Common Stock vote together with the holders of the Series D Preferred Stock as a single class on all matters including the election of directors. Generally, if accrued dividends on any of the Corporation's Series H, Series I, Series J or Series K preferred stock or any other series of preferred stock having similar rights are unpaid and not set aside for payment for six or more quarterly dividend periods, the holders of such preferred stock whose dividends are unpaid, voting as a single class, may elect two additional directors to serve on the Corporation's Board of Directors until such dividends are no longer in arrears. The Board of Directors is currently comprised of 18 members serving staggered terms, approximately one-third of whom are elected at each year's annual meeting to serve a three-year term.

     The outstanding shares of Common Stock are fully paid and are not subject to further call or assessment. The Common Stock does not have any sinking fund, conversion or redemption provision applicable thereto. There is no restriction on the repurchase or redemption of shares of Common Stock by the Corporation with funds legally available therefor.

     So long as the shares of any series of the Corporation's preferred stock remain outstanding, under certain circumstances, the Corporation may not, without the consent of the holders of at least two-thirds of such series then outstanding voting separately as a single class, consolidate with, merge into, or sell all or substantially all of the assets of the Corporation to any other corporation.

     The Pennsylvania Business Corporation Law requires any person who acquires the direct or indirect power to control the vote of at least 20% of the outstanding voting interests in a Pennsylvania corporation (a "Control Person"), such as the Corporation, to pay any other shareholder who exercises his rights under the Pennsylvania Business Corporation Law an amount equal to the fair value of the voting shares held by such other shareholder as of the date of the transaction pursuant to which the Control Person gained such control.

DIVIDENDS

     Holders of Common Stock are entitled to receive such dividends as may be declared by the Corporation's Board of Directors out of funds legally available therefor, provided that, so long as any shares of preferred stock are outstanding, no dividends (other than dividends payable in Common Stock) or other distributions (including redemptions and purchases) may be made with respect to the Common Stock unless full cumulative dividends on the then outstanding shares of cumulative preferred stock have been paid. See "Description of Outstanding Preferred Stock." Dividends on Common Stock will be determined in light of the Corporation's results of operations, financial condition, regulatory constraints and other factors deemed relevant by the Corporation's Board of Directors. See "Certain Regulatory Considerations."

RIGHTS UPON LIQUIDATION

     In the event of liquidation, dissolution or winding up of the affairs of the Corporation, holders of Common Stock and Series D Preferred Stock would be entitled to share ratably in all assets remaining after payments to all creditors and payments required to be made in respect of all classes of preferred stock. See "Description of Outstanding Preferred Stock."

     Neither the consolidation or merger of the Corporation into or with another corporation or corporations, nor the sale, lease or exchange of all or substantially all of the Corporation's assets or the distribution to the shareholders of the Corporation of all or substantially all of the consideration for such sale, unless such consideration (apart from assumption of liabilities) or the net proceeds thereof consists substantially or entirely of cash, shall be deemed a liquidation, dissolution or winding up of the Corporation.

SHAREHOLDER PROTECTION RIGHTS PLAN

     In August 1989, the Corporation adopted the Rights Plan under which each shareholder receives one right for each share of Common Stock or Series D Preferred Stock (collectively, the "voting stock") held, including shares of Common Stock offered hereby. The rights are currently represented by the certificates for, and trade only with, the voting stock. The rights would separate from the voting stock and become exercisable only if a person or group acquires 20% or more of the voting power of the voting stock or if a person or group commences a tender offer that would result in ownership of 20% or more of such voting power. At that time, each right would entitle the holder to purchase for $200 (the "exercise price") one one-hundredth of a share of participating preferred stock. Should a person or group actually acquire 20% or more of the voting power of the voting stock, each right held by the acquiring person or group (or their transferees) would become void and each right held by the Corporation's other shareholders would entitle those holders to purchase for the exercise price a number of shares of the Common Stock having a market value of twice the exercise price. Should the Corporation be involved in a merger or similar transaction with a 20% owner or sell more than 50% of its assets or earning power to any person or group, each outstanding right would then entitle its holder to purchase for the exercise price a number of shares of such other company having a market value of twice the exercise price. In addition, if any person or group acquires between 20% and 50% of the voting power of the voting stock, the Corporation may, at its option, exchange one share of Common Stock for each outstanding right.

     The rights are not exercisable until the above events occur and will expire on August 15, 1999 unless earlier exchanged or redeemed by the Corporation. The Corporation may redeem the rights for $.01 per right under certain circumstances. The rights were issued pursuant to the Rights Plan between the Corporation and Mellon Bank, a copy of which was filed with the Commission as
Exhibit 1 to the Corporation's Registration Statement on Form 8-A, dated August 15, 1989, which is incorporated herein by reference. The foregoing summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

SHARES OUTSTANDING

     The authorized capital stock of the Corporation includes 200 million shares of Common Stock. As of July 31, 1994, there were issued and outstanding approximately 63,868,844 shares of Common Stock. As of that date, the Corporation had reserved approximately (i) 8,345,284 shares of Common Stock for issuance under various stock option and other employee benefit incentive plans,
(ii) 1,702,000 shares of Common Stock for issuance upon conversion of the Series D Preferred Stock and pursuant to certain Common Stock subscription rights discussed under "Description of Outstanding Preferred Stock--Series D," (iii) 89,000 shares of Common Stock for issuance upon conversion of certain notes and debentures, (iv) 3,000,000 shares of Common Stock for issuance upon exercise of warrants issued in connection with the Corporation's acquisition of The Boston Company and (v) 29,070 shares of Common Stock which may be issued pursuant to the Agreement and Plan of Merger dated as of March 10, 1994, by and between the Corporation, Louis deK Belden, as Trustee of The Louis deK. Belden 1991 Revocable Trust, Louis deK. Belden, individually and Belden and Associates Investment Counsel.

     The Corporation's Board of Directors may issue authorized shares of the Common Stock without shareholder approval to such persons and for such consideration as the Corporation's Board of Directors may determine in connection with acquisitions by the Corporation or for other corporate purposes, unless shareholder approval is required by the rules of any stock exchange on which the Corporation's securities may then be listed.

     The Common Stock is currently listed and is traded on the NYSE, and the Corporation will seek to list with the NYSE the shares of Common Stock offered hereby.

     The Transfer Agent and Registrar for the Common Stock is Mellon Bank.

                   DESCRIPTION OF OUTSTANDING PREFERRED STOCK

     The following description of the Corporation's outstanding preferred stock does not purport to be complete and is summarized from relevant portions of the Restated Articles of Incorporation, as amended, and By-Laws, as amended, of the Corporation. A more complete description of the outstanding preferred stock may be obtained by reference to such documents and to the other documents incorporated by reference in this Prospectus. The following statements are qualified in their entirety by such reference.

     In addition to 200 million shares of Common Stock, the authorized capital stock of the Corporation includes 50 million shares of preferred stock, par value $1.00 per share, issuable in one or more series and with such terms and at such times and for such consideration as the Board of Directors of the Corporation determines. The Corporation may amend from time to time its Restated Articles of Incorporation, as amended, to increase the number of authorized shares of preferred stock. Any such amendment would require the affirmative vote of a majority of the votes cast by all holders of the outstanding shares of Common Stock and Series D Preferred Stock of the Corporation, described below, voting together as a single class and of the Common Stock voting separately as a class. As of July 31, 1994, there were issued and outstanding 2,236,226 shares of preferred stock designated as Series D Preferred Stock; 6,400,000 shares of preferred stock designated as 10.40% Series H Preferred Stock; 6,000,000 shares of preferred stock designated as 9.60% Series I Preferred Stock, 4,000,000 shares of preferred stock designated as 8.50% Series J Preferred Stock and 8,000,000 shares of preferred stock designated as 8.20% Series K Preferred Stock.

PREFERENCE

     Generally, the shares of preferred stock outstanding have preference over the Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation or dissolution of the Corporation. Dividends on the outstanding Series H, Series I, Series J and Series K preferred stock are cumulative and dividends on the Series D stock are noncumulative. In the event of liquidation or dissolution, the holders of Series H, Series I, Series J, and Series K preferred stock are each entitled to receive a distribution of $25 per share, plus, in each case, an amount equal to accrued and unpaid dividends. In the event of liquidation or dissolution, the holders of the Series D preferred stock are each entitled to receive a distribution of $1.00 per share prior to any distribution to the holders of Common Stock and, after an equivalent distribution to the holders of Common Stock, to participate pro rata with the holders of Common Stock based upon the number of shares of Common Stock into which each share of Series D preferred stock is then convertible.

     The rights of the Series H, Series I, Series J and Series K preferred stock are senior to the Series D preferred stock and the Common Stock with respect to dividends and distributions upon liquidation or dissolution of the Corporation. The rights of the Series D preferred stock are senior to the Common Stock with respect to distributions upon liquidation or dissolution and are on a parity with the Common Stock with respect to dividends.

SERIES D

     The Series D preferred stock bears noncumulative dividends at the rate of
1.15 times the regular cash dividends paid on the Common Stock and participates in non-cash and extraordinary dividends with the Common Stock. The holders of the Series D preferred stock have entered into subscription agreements pursuant to which they are required to reinvest annually, at a purchase price of $17.50 per share, an amount equal to 60 percent of the regular cash dividends paid on the Series D preferred stock. These subscription obligations were substantially completed in 1993, with 1,898 shares of Series D preferred stock remaining to be purchased in 1994. On August 31, 1994, each share of Series D preferred stock will be automatically converted into .7609 shares of Common Stock (i.e., a conversion price of $23 per share).

     Holders of Series D preferred stock vote as a single class with the Common Stock, with each share of Series D preferred stock being entitled to one vote per share, provided that the votes per share will be reduced to the extent necessary to ensure that any holder of Series D preferred stock does not exercise more than 19.9% of the voting power of the Corporation.

SERIES H

     The Series H preferred stock bears annual, cumulative dividends of $2.60 per share. From March 1, 1995 until March 1, 1999, the stock is redeemable at the Corporation's option at prices declining from $26.30 to $25.26, plus accrued dividends. On March 1, 2000, and thereafter, the stock will be redeemable at the Corporation's option at $25.00 per share.

     The Series H preferred stock is listed on the New York Stock Exchange, and the Transfer Agent and the Registrar therefor is Mellon Bank.

SERIES I

     The Series I preferred stock bears annual, cumulative dividends of $2.40 per share. Shares of Series I preferred stock are redeemable at the Corporation, as a whole or in part, at any time on or after August 15, 1996, at a redemption price of $25 per share, plus accrued and unpaid dividends, whether or not declared.

     The Series I preferred stock is listed on the New York Stock Exchange, and the Transfer Agent and the Registrar therefor is Mellon Bank.

SERIES J

     The Series J preferred stock bears annual, cumulative dividends of $2.125 per share. Shares of Series J preferred stock are redeemable at the option of the Corporation, as a whole or in part, at any time on or after February 15, 1997, at a redemption price of $25 per share, plus accrued and unpaid dividends, whether or not declared.

     The Series J preferred stock is listed on the New York Stock Exchange, and the Transfer Agent and the Registrar therefor is Mellon Bank.

SERIES K

     The Series K preferred stock bears annual, cumulative dividends of $2.05 per share. Shares of Series K preferred stock are redeemable at the option of the Corporation, as a whole or in part, at any time on or after February 15, 1998, at a redemption price of $25 per share, plus accrued and unpaid dividends, whether or not declared.

     The Series K preferred stock is listed on the New York Stock Exchange, and the Transfer Agent and the Registrar therefor is Mellon Bank.

VOTING RIGHTS

     Other than those voting rights provided to the holders of the Series D preferred stock described above and those voting rights provided by Pennsylvania law to the holders of preferred stock, generally, holders of the Series H, Series I, Series J and Series K preferred stock have limited voting rights to elect two additional members to the Corporation's Board of Directors which are activated only in the event dividends on such series of preferred stock are not paid for six consecutive quarters.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal United States federal income tax consequences of the acquisition, ownership and disposition of Common Stock to a holder who or which is (i) a citizen or resident of the United States, (ii) a United States domestic corporation, or (iii) a person otherwise subject to United States federal income taxation on a net income basis in respect of Common Stock (a "U.S. Holder"). The summary deals only with Common Stock held as capital assets and does not deal with special classes of holders, such as dealers in securities, life insurance companies, tax exempt organizations and foreign persons not described in (iii) above.

     Prospective purchasers of Common Stock should consult their own tax advisors concerning the United States federal income tax consequences in their particular situations, as well as any consequences under the laws of any other taxing jurisdiction.

TAXATION OF DIVIDENDS

     Dividends paid with respect to Common Stock generally will be includable in income by a U.S. Holder as ordinary income on the date such dividends are received. Subject to the limitations of the Internal Revenue Code of 1986, as amended, such dividends will be eligible for the dividends received deduction generally allowed to corporations. Distributions made with respect to Common Stock generally will be treated as a dividend to the extent paid out of the Corporation's current or accumulated earnings and profits, as determined under United States federal income tax principles.

SALE OR OTHER DISPOSITION OF COMMON STOCK

     A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of Common Stock in an amount equal to the difference between the U.S. Holder's tax basis in the Common Stock and the amount realized upon the sale or other disposition.

                             SELLING SECURITYHOLDER

     The Common Stock offered by this Prospectus was initially issued to The Louis deK. Belden 1991 Revocable Trust (the "Selling Securityholder") pursuant to the Agreement and Plan of Merger dated as of March 10, 1994 (the "Merger Agreement") by and between the Corporation, Louis deK. Belden, as Trustee of The Louis deK. Belden 1991 Revocable Trust, Louis deK. Belden, individually and Belden and Associates Investment Counsel ("Belden Company"). Under the Merger Agreement, Belden Company was merged (the "Merger") with and into the Corporation on June 1, 1994. Pursuant to the terms of the Merger, the Selling Securityholder received 15,930 shares of Common Stock and may receive up to 29,070 additional shares of Common Stock on or before July 10, 1996. The Selling Securityholder has not held any position, office or other material relationship with the Corporation or any of its predecessors or affiliates within the past three years, except that Louis deK. Belden, who is the Trustee and sole beneficiary of the Selling Securityholder, became Senior Vice President of the Boston Safe Deposit and Trust Company of California, an indirect subsidiary of the Corporation, following the Merger. Because the Selling Securityholder may offer pursuant to this Prospectus all or some part of the Common Stock which it now owns or may acquire pursuant to the Merger Agreement, no estimate can be given as of the date hereof as to the amount of Common Stock to be offered for sale by the Selling Securityholder pursuant to this Prospectus or as to the amount of Common Stock that will be held by the Selling Securityholder upon termination of such offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     Any or all of the Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Securityholder. Sales of Common Stock by the Selling Securityholder may also be made pursuant to Rule 144 of the Securities Act, where applicable.

     The Common Stock offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Securityholder or by agreement between the Selling Securityholder and its underwriters, dealers, brokers or agents. The Selling Securityholder cannot estimate as of the date hereof either the price at which it may sell the shares of Common Stock offered hereby or the net proceeds which it may receive from any such sales.

     Any underwriters, dealers, brokers or agents participating in the distribution of Common Stock offered hereby may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the Selling Securityholder and/or purchasers of Common Stock for whom they may act. In addition, the

Selling Securityholder and any such underwriters, dealers, brokers or agents that participate in the distribution of Common Stock may be deemed to be underwriters under the Securities Act, and any profits on the sale of Common Stock by them and any discounts, commissions or concessions received by any of such persons may be deemed to be underwriting discounts and commissions under the Securities Act. Those who act as underwriter, broker, dealer or agent in connection with the sale of the Common Stock will be selected by the Selling Securityholder and may have other business relationships with the Corporation and its subsidiaries or affiliates in the ordinary course of business.

     At any time a particular offer of Common Stock is made by the Selling Securityholder, if required, a Prospectus Supplement will be distributed which will set forth certain information relating to the Selling Securityholder, the aggregate amounts of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Common Stock.

     The Merger Agreement provides that the Corporation indemnify the Selling Securityholder against certain liabilities. The Merger Agreement also provides for the indemnification of the Corporation by the Selling Securityholder for certain liabilities. Also pursuant to the Merger Agreement, the Corporation has agreed to pay all expenses incident to the registration and qualification of the shares of Common Stock offered hereby. The Corporation and the Selling Securityholder have entered into a separate Indemnification Agreement pursuant to which the Corporation and the Selling Securityholder have agreed to indemnify each other for liabilities under the Securities Act relating to the Registration Statement of which this Prospectus constitutes a part.

                          VALIDITY OF THE COMMON STOCK

     The validity of the Common Stock offered hereby has been passed upon by James M. Gockley, Assistant General Counsel and Secretary of the Corporation, One Mellon Bank Center, Pittsburgh, PA 15258. As of June 30, 1994, Mr. Gockley owned approximately 1,200 shares of Mellon Common Stock and options covering an additional 5,758 shares of Mellon Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Corporation and its subsidiaries included in the Corporation's 1993 Annual Report to Shareholders, which is incorporated by reference into the Corporation's Annual Report on Form 10-K for the year ended December 31, 1993, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.
                               ------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS
Statement of Available Information...     2
Incorporation of Certain Documents by
  Reference..........................     2
Mellon Bank Corporation..............     3
Recent Developments..................     3
Price Range of Common Stock and
  Dividends..........................     4
Use of Proceeds......................     4
Certain Regulatory Considerations....     5
Description of Common Stock..........     7
Description of Outstanding Preferred
  Stock..............................    10
Federal Income Tax Considerations....    11
Selling Securityholder...............    12
Plan of Distribution.................    12
Validity of the Common Stock.........    13
Experts..............................    13

- ------------------------------------------------------
- ------------------------------------------------------


- ------------------------------------------------------
- ------------------------------------------------------

                                  MELLON BANK
                                  CORPORATION

                         45,000 SHARES OF COMMON STOCK
                           (PAR VALUE $.50 PER SHARE)

                   ------------------------------------------

                                   PROSPECTUS

                   ------------------------------------------

                                 AUGUST  , 1994

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an estimate of the expenses which will be incurred in connection with the issuance and distribution of the securities being registered.

     To be borne by the Corporation:

        Registration Fee...................................................  $   888
        Transfer Agent and Registrar Fees..................................      175*
        Printing...........................................................    1,000*
        Legal Fees and Expenses............................................   72,000*
        Listing Fees.......................................................    1,500
        Miscellaneous......................................................    2,000*
                                                                             -------
                  Total....................................................   77,560
                                                                             =======

- ---------------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Restated Articles of Incorporation, as amended, of the Corporation (the "Articles") provide that, except as prohibited by law, every director and officer of the Corporation shall be entitled as of right to be indemnified by the Corporation against expenses and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which such person may be involved (subject to certain limitations in the case of actions by such person against the Corporation) by reason of such person being or having been a director or officer of the Corporation or serving or having served at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another entity. The Articles also give to indemnitees the right to have their expenses in defending such actions paid in advance by the Corporation, subject to any obligation imposed by law or otherwise to reimburse the Corporation in certain events. The Corporation has entered into an indemnity agreement (the "Indemnity Agreement") with each director and certain of its officers which provides a contractual right to indemnification against such expenses and liabilities (subject to certain limitations and exceptions) and a contractual right to advancement of expenses and contains additional provisions regarding determination of entitlement, defense of claims, rights of contribution and other matters.

     The Pennsylvania Business Corporation Law permits a corporation to indemnify its directors and officers, and to pay their expenses in advance, subject to certain limitations and exceptions. The specific indemnity provisions, which are by their terms not intended to be exclusive, are, in general, not as broad as the provisions of the Articles and the Indemnity Agreement, however, one provision would preclude indemnification in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, and another provision requires that advances of expenses may be made by a corporation only upon receipt of an undertaking to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

     The Corporation has purchased liability insurance policies covering its directors and officers to insure against claims arising out of certain alleged wrongful acts on the part of such directors and officers and against claims arising out of certain alleged breaches of fiduciary duty under the Employee Retirement Income Security Act of 1974 on the part of such directors and officers.

     Article Seventh of the Articles and Article Two of the Corporation's By-Laws, as amended, both adopted by the shareholders of the Corporation at their annual meeting on April 20, 1987, further provide that, to the fullest extent that the laws of Pennsylvania, as in effect on January 27, 1987 or as thereafter amended, permit elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. The Pennsylvania Business Corporation Law provides that whenever the by-laws of a corporation by a vote of the shareholders so provide, a director shall not be personally liable for monetary damages as such for any action taken, or failure to take any action, unless (i) the director has breached or failed to perform the duties of his office under the standard of care and justifiable reliance specified in the Act and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions do not apply to (i) responsibility or liability of a director pursuant to any criminal statute or (ii) the liability of a director for payment of taxes.

ITEM 16.  EXHIBITS

     The following exhibits are filed herewith or incorporated herein as part of this Registration Statement:

NUMBER                                       DESCRIPTION
- ------                                       -----------
  3.1     Mellon Bank Corporation's By-Laws, as amended
  4.1     Mellon Bank Corporation's Restated Articles of Incorporation, as amended and restated on September 2, 1993
  4.2     Statement Affecting Series B Preferred Stock, $1.00 Par Value
  4.3     Form of Common Stock Certificate
  4.4     Mellon Bank Corporation's Shareholder Protection Rights Agreement and Form of
          Rights Certificate
  5.1     Opinion of James M. Gockley, Esq., as to the legality of the Common Stock being registered
 23.1     Consent of James M. Gockley, Esq. (included in Exhibit 5.1)
 23.2     Consent of KPMG Peat Marwick
 24.1     Powers of Attorney

ITEM 17.  UNDERTAKINGS

  (a) Rule 415 Offering.

     The undersigned Corporation hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

     The undersigned Corporation hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Corporation's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Acceleration of Effectiveness.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Corporation pursuant to the provisions described in Item 15 above, or otherwise, the Corporation has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                            MELLON BANK CORPORATION

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, MELLON BANK CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANIA, ON THE 12TH DAY OF AUGUST, 1994.

                                        MELLON BANK CORPORATION

                                        BY          FRANK V. CAHOUET
                                           ------------------------------------
                                                    Frank V. Cahouet
                                                 Chairman, President and
                                                 Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 12TH DAY OF AUGUST, 1994.

                                                      STEVEN G. ELLIOTT
                                           ------------------------------------
                                                      Steven G. Elliott
                                                 Principal Financial Officer
                                               and Principal Accounting Officer

BURTON C. BORGELT, Director ; CAROL R. BROWN, Director ; FRANK V. CAHOUET, Director and Principal Executive Officer ; J.W. CONNOLLY, Director ; CHARLES A. CORRY, Director ; C. FREDERICK FETTEROLF, Director ; IRA J. GUMBERG, Director ; PEMBERTON HUTCHINSON, Director ; ROTAN E. LEE, Director ; ANDREW W. MATHIESON, Director ; ROBERT MEHRABIAN, Director ; SEWARD PROSSER MELLON, Director ; DAVID
S. SHAPIRA, Director ; H. ROBERT SHARBAUGH, Director ; W. KEITH SMITH,
Director ; JOAB L. THOMAS, Director ; WESLEY W. von SCHACK, Director ; WILLIAM
J. YOUNG, Director.

                                        BY          JAMES M. GOCKLEY
                                           ------------------------------------
                                                    James M. Gockley
                                                    Attorney-in-fact

                                 EXHIBIT INDEX

  NUMBER                           DESCRIPTION                            METHOD OF FILING
  ------                           -----------                            ----------------
   3.1            Mellon Bank Corporation's By-Laws, as amended           Previously filed as
                                                                          Exhibit 3.2 to Annual
                                                                          Report on Form 10-K for
                                                                          the year ended December
                                                                          31, 1990, and
                                                                          incorporation herein by
                                                                          reference

   4.1            Mellon Bank Corporation's Restated Articles of          Previously filed as
                  Incorporation, as amended and restated on September     Exhibit 3.1 to Quarterly
                  2, 1993                                                 Report on Form 10-Q for
                                                                          the quarter ended
                                                                          September 30, 1993, and
                                                                          incorporated herein by
                                                                          reference

   4.2            Statement affecting Series B Preferred Stock, $1.00     Previously filed as
                  Par Value                                               Exhibit 3.2 on Form 10-K
                                                                          for the year ended
                                                                          December 31, 1993 and
                                                                          incorporated herein
                                                                          by reference

   4.3            Form of Common Stock Certificate                        Previously filed as
                                                                          Exhibit 4.3 to
                                                                          Registration Statement on
                                                                          Form S-3 (No. 33-56228)
                                                                          dated December 22, 1992,
                                                                          and incorporated herein
                                                                          by reference

   4.4           Mellon Bank Corporation's Shareholder Protection        Previously filed as
                 Rights Agreement and Form of Rights Certificate         Exhibit 1 to Form 8-A
                                                                         Registration Statement
                                                                         dated August 15, 1989,
                                                                         and incorporated herein
                                                                         by reference

   5.1           Opinion of James M. Gockley, Esq., as to the legality   Filed herewith
                 of the Common Stock

  23.1           Consent of James M. Gockley, Esq. (included in          Filed herewith
                 Exhibit 5.1)

  23.2           Consent of KPMG Peat Marwick                            Filed herewith

  24.1           Powers of Attorney                                      Filed herewith